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                                                                     EXHIBIT 2.2


                  FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

      THIS FIRST AMENDMENT TO THE STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of the 6th day of August, 1998, is entered into by and between LSI Logic Corporation, a Delaware corporation ("LSI"), Hyundai Electronics Industries Co., Ltd., a Korean corporation ("HEI"), and Hyundai Electronics America, a California corporation ("HEA").

                                    RECITALS

      WHEREAS, LSI, HEA and HEI have entered into that certain Stock Purchase Agreement dated as of June 28, 1998 (the "Purchase Agreement"), with respect to the sale of all outstanding capital stock of Symbios, Inc., a Delaware corporation (the "Company") to LSI. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

      WHEREAS, LSI, HEA and HEI desire to amend the Purchase Agreement as set forth herein.

      WHEREAS, the parties agree that it is in the best interests of each of them, and their respective shareholders, to make the following amendments, modifications, or changes to or clarifications of, the Purchase Agreement, each such change, modification, change or clarification to be effective upon the Closing.

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    AGREEMENT

      1.    Amendment and Termination of Symbios Logic 401(k) Savings Plan.

            1.1 Subject to and upon the occurrence of the Closing, the Company shall make a contribution to Participant's Retirement Performance Accounts (the "RPA Contribution") pursuant to the Retirement Performance Account Plan (the "RPA Plan") for the period commencing January 1, 1998 and ending June 30, 1998, on behalf of each Plan Participant (as defined in the Plan) who is an employee of the Company on June 30, 1998, subject to the following: the IBIT Objective of the 1998 Business Plan Target shall be pro rated through June 30, 1998, and shall be based upon Participant's earnings through June 30, 1998 (rather than Annual Earnings (as defined in the RPA Plan), such contribution to be equal to 2.5% of the Compensation of Eligible Participants (as defined in the Plan). Thereupon the Retirement Performance Account Plan shall be terminated.

            1.2 Subject to and upon the occurrence of the Closing, the Company shall amend the Symbios Logic 401(k) Savings Plan (the "Savings Plan") to provide that the Company shall make an additional matching contribution on behalf of each participant who is an employee of the Company as of the day immediately preceding the Closing. The additional matching contribution shall be made dollar-for-dollar on the Participant's Employee Contributions (as defined in the Savings Plan) up to a maximum of 2.25% of Compensation (as defined in the



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Savings Plan). Thereafter, the Savings Plan shall be terminated effective as of the day immediately preceding the Closing (the "Termination Date").

            1.3 The accounts of each Participant in the Savings Plan shall be 100% vested as of the Termination Date.

            1.4 Subject to and upon the occurrence of the Closing, the assets of the Savings Plan shall be distributed to the Savings Plan participants (or, as applicable, beneficiaries thereof) entitled to benefits under the Savings Plan as soon as practical, subject, however, to receipt of such Internal Revenue Service determination letter as any officer of the Company or successor thereof may, in his discretion, request.

            1.5 Following the Termination Date, the Savings Plan, and its related trust, shall continue to be administered in accordance with the terms thereof (provided that no further contributions shall be made to the Savings Plan after the Termination Date, except for such contributions as may have been allocated prior to the Termination Date, and no employees shall enter the Savings Plan after the Termination Date) until all Savings Plan assets have been distributed to the Savings Plan participants.

      2.    Amendment to Symbios Logic Executive Retirement Plan.

            2.1 The Company shall amend the Symbios Logic Supplemental Executive Retirement Plan (the "Plan") to clarify that the Closing shall not trigger a termination of employment for purposes of the Plan with respect to those employees of the Company who continue to be employed by LSI as the acquiring corporation after the Closing.

            2.2 Contingent and effective upon the Closing, Section 1.5 of the Plan shall be amended entirety to read as follows: "1.5 Company means Symbios, Inc., and any successor thereto."

      3. Termination of Certain Group Severance Benefits and Group Salary Continuation Arrangements and Cessation of Grants Under the Stock Plans.

            3.1 Any and all group severance benefits or group salary continuation arrangements maintained by the Company shall be terminated as of but subject to the Closing.

            3.2 No grants under the Symbios 1995 Stock Plan and the 1995 Director Restricted Stock Plan (collectively the "Stock Plans") shall be made at or after the Closing.

            3.3 Subject to the provisions of Section 7.1 of the Purchase Agreement concerning the assumption by LSI of the Assumed Options, shares of Company capital stock reserved for issuance under the Stock Plans as of the Closing, to the extent not covered by outstanding awards under the Stock Plans, shall no longer be reserved for issuance. All awards outstanding under any of the Stock Plans as of Closing shall remain in full force and effect.


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      4.    Creation of Subsidiaries and Sale and Transfer of Assets.

            4.1 Immediately prior, but subject to, the Closing, the Company shall form a subsidiary in the Cayman Islands to be called Symbios International, Ltd. ("Symbios International").

            4.2 Immediately prior, but subject to, the Closing, the Company shall form a subsidiary in Delaware to be called SymSub, Inc. ("SymSub").

            4.3 Subject to and upon the occurrence of the Closing, the Company shall enter into a License Agreement in the form attached as Exhibit A with Symbios International.

            4.4 Subject to and upon the occurrence of the Closing, the Company shall enter into an Assignment and License Agreement (the "SymSub License Agreement") with SymSub in the form attached hereto as Exhibit B.

            4.5 Subject to and upon the occurrence of the Closing, the Company shall transfer to SymSub all Storage Tangible Assets (as described in the SymSub License Agreement) pursuant to a Bill of Sale.

      5. Fully Diluted Per Share Purchase Price. The parties hereto all agree that the Fully Diluted Per-Share Purchase Price, for all purposes under the Purchase Agreement, shall be $20.15.

      6. Additional Agreements. Subject to and upon the occurrence of the Closing, the parties shall enter in the following additional agreements in mutually agreeable form: The Indemnity Agreement; the Assignment and Assumption of Employment Agreements; the Supplementary Liability Agreement; and the side letter with respect to the Supplementary Liability Agreement.

      7. Purchase of Christ Note. The parties agree that, effective immediately after the Closing, HEA shall purchase from the Company that certain promissory note payable by Mr. Charles F. Christ to the Company, for a cash price equal to the amount due and payable under such note as of such date which Seller represents to be $247,917.

      8. Grant of Stock Options. HEA represents that since June 28, 1998, the Company has only granted options to purchase one hundred ninety-seven thousand five hundred eighty-nine shares of its Common Stock to employees hired or promoted since November 11, 1997. LSI hereby consents to the issuance of such options to the extent such consent may be required under the Purchase Agreement. After giving effect to the aforesaid options, the only outstanding capital stock of the Company consists of the capital stock of the Company being purchased by the Buyer in this transaction and options to purchase 2,082,017 shares of the capital stock of the Company held by employees and consultants, which options shall be the only Assumed Options of LSI for the purposes of Section 7.1 of the Purchase Agreement.


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      9.    Purchase Price.

            9.1 Clause (d) of Section 2.4 is hereby amended to read in its entirety as follows:

            "Purchaser shall pay to Seller an amount in immediately available funds which is sufficient, together with the Upstream Bridge Loan repayment and the amount of cash on hand on the books of the Company immediately prior to the Closing, to permit repayment of the Bridge Loan in full (the "Payment Amount"), provided that if the Payment Amount exceeds Forty-Four Million Dollars ($44,000,000), the Purchase Price (and as a result, the cash amount payable to Seller) shall be reduced by an amount equal to the amount by which the Payment Amount exceeds $44,000,000 (the "Excess Payment")"

            9.2 Clause (e) of Section 2.4 is hereby amended to read in its entirety as follows:

            "the Indebtedness then owing to the lender(s) under the Bridge Loan shall be repaid"

            9.3 There shall be added to the end of Section 2.4 the following sentence:

            "The Payment Amount shall be treated as consideration for the Shares for all tax and other reporting purposes."

      10. Closing Balance Sheet. For purposes of calculating the Closing Balance Sheet, the Closing Date shall be August 6, 1998 and the Closing Balance Sheet shall be calculated as of the end of such date.

      11. Fleet UCCs. HEA shall use all reasonable efforts to eliminate any claim of lien by Fleet National Bank upon the assets of Symbios existing as of the Closing and shall pay any sums necessary to discharge any such liens within twenty (20) days following written demand by the Company.

      12. Lehman Fees and Charges. HEA is hereby released from its obligation under Section 2.4(c) of the Purchase Agreement to reimburse Symbios for the fee charged by Lehman Brothers on the unused amount of the revolver, in the approximate amount of $29,027.78. Any other fees, costs and expenses of the Lehman Bridge Loan not reflected on the 5/24/98 financial statements as a Symbios expense, whether incurred or paid prior to or after 5/24/98 shall be paid by the HEA. In this regard, LSI acknowledges that HEA has paid $68,999.03 of such amount as set forth in the final close of funds statement.

      13. Payments By and To the Company under the Terminated Affiliate Contract. Notwithstanding the covenants in Section 5.7 of the Purchase Agreement to the contrary, the


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parties agree that the amounts owing under the contracts between the Company and
Affiliates of the Company and HEI an HEA, other than the Company's Subsidiaries have not been paid prior to or at the Closing. The parties further agree, however, that any sums owing to or by the Company under such contracts shall be included on the Final Balance Sheet, such that any difference shall adjust the sums owing as a purchase price adjustment pursuant to Section 2.3 of the Purchase Agreement.

         14. Additional Representations and Warranties. The representations and covenants of HEA and LSI set forth herein are in addition to the representations and covenants of HEA and LSI in the Purchase Agreement, but shall nevertheless be subject to the indemnification, defense and hold harmless provisions of
Section 9.2 and 9.4 respectively of the Purchase Agreement and the provisions for implementation thereof set forth in Sections 9.6 and 9.7 of the Purchase Agreement, but, only with respect to the items listed in Section 11 of this Agreement, without application of the limitations as described in Section 9.3 of the Purchase Agreement.

         15. No Effect on Purchase Price. The parties agree that all activities set forth herein or reasonably necessary or advisable to implement any of the items described herein have been taken with the consent and approval of all other parties, and that nothing set forth herein shall result in any adverse effect on the Purchase Price, or result in any adjustment to the Purchase Price pursuant to any term or provision of the Purchase Agreement. Should any actions taken to implement any item described in this Agreement result in an adjustment to the Closing Balance Sheet such that HEA would be required to pay to LSI any amount pursuant to Section 2.3(c)(i) of the Purchase Agreement, the Closing Balance Sheet shall be adjusted and redetermined by removing completely the effect of such actions from the Closing Balance Sheet.

         16. Effect of Amendment; Entire Agreement. Except as expressly amended hereby, all terms and conditions of the Purchase Agreement shall remain in full force and effect without modification. Subject to the preceding sentence, the Purchase Agreement as amended by this Agreement, and the Amended and Restated Termination and License Agreement dated as of the date hereof by and among the Company, HEA, HEI and LSI; the Stock Option Cancellation Agreements dated as of the date hereof by and among the Company, HEA and each of Chang See Chung, Charles F. Christ, Philip S. Paul, H. Gene Patterson, Dr. Chong Sup Park, Kyu Chung Cho, Mong Hun Chung, Thomas J. Connors and Young Hwan Kim, respectively; the Termination Agreement dated as of the date hereof by and among HEI, HEA and the Company; the Assignment and Assumption of Employment Contracts dated as of the date hereof by and among the Company, LSI and HEA; the General Release dated as of the date hereof by HEA and HEI in favor of the Company; the Supplementary Liability Agreement; the side letter with respect to the Supplementary Liability Agreement; and the Indemnity Agreement dated as of the date hereof by and among the HEA, HEI and LSI supersede all prior discussions and agreements among the parties with respect to the subject matter hereof and thereof, and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.


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      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                       LSI LOGIC CORPORATION


                                       By: /s/ R. DOUGLAS NORBY
                                          --------------------------------------
                                          Name:   R. Douglas Norby
                                          Title:  Executive Vice President


                                       HYUNDAI ELECTRONICS AMERICA


                                       By: /s/ DR. C. S. PARK
                                          --------------------------------------
                                          Name:   Dr. C. S. Park
                                          Title:  President


                                       HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.


                                       By: /s/ DR. C. S. PARK
                                          --------------------------------------
                                          Name:   Dr. C. S. Park
                                          Title:  Executive Vice President


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